File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	30 January 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	22

[redacted]

03003424

SUPPL

SCA

03 JAN 30 AM 7:21

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA Year-end Report 2002"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Encl.

INFORMATION

File No 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00. Fax +46 8 678 81 30
www.sca.com

SCA

Year-end report

1 January–31 December 2002

	02:4	02:3[2]	02:2	02:1	0212[2]	0112
Earnings per share, SEK[1]	**6.33**	6.27	6.05	5.89	**24.54**	24.05
Cash flow from current operations per share, SEK[1]	**9.19**	11.74	9.36	6.83	**37.12**	48.38
Net sales, SEK M	**22,429**	22,247	22,355	21,015	**88,046**	82,380
Earnings after financial items, SEK M	**2,053**	2,032	2,026	1,967	**8,078**	8,090
Net earnings, SEK M	**1,468**	1,456	1,404	1,365	**5,693**	5,587
Dividend per share, SEK					**9.60**[3]	8.75

[1] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 10).*

[2] *Including the non-recurring effect of the sale of Zewathener, SEK 88 M.*

[3] *Board proposal.*

Dividend

- The Board proposes dividend of SEK 9.60 per share, an increase of 10%. Average dividend growth during the most recent five-year period, accordingly, amounts to 12% annually.

2002 compared with 2001

- Despite sharply weaker economic conditions in Europe and North America, earnings per share increased to SEK 24.54 (24.05).
- Acquisitions and volume growth increased sales by 12%; the net effect was limited to 7% due to price and currency effects.
- Operating profit for the Group's largest business area, Hygiene Products, improved by 23%. The operating margin rose to 12%.

Compared with third quarter of 2002

- Earnings per share amounted to SEK 6.33 (6.27).
- Consolidated operating profit, excluding capital gains, increased by 5%. A certain decline, 4%, in operating profit for Hygiene Products was offset by increases in Packaging and Forest Products.

NET SALES AND EARNINGS

Earnings per share rose 2% compared with the preceding year to SEK 24.54 (24.05). Net earnings amounted to SEK 5,693 M (5,587).

Consolidated net sales amounted to SEK 88,046 M (82,380), an increase of 7% compared with the preceding year. Hygiene Products and Packaging increased Group net sales by 6% and 3%, respectively, through company acquisitions. Higher volumes accounted for 3% of the increase. Lower prices and currency movements reduced consolidated net sales by 3% and 2%, respectively.

Group operating profit amounted to SEK 9,101 M (9,492), which was 4% lower than operating profit in the preceding year. Operating profit for Hygiene Products increased 23% to SEK 5,487 M (4,473). Operating profit for Packaging amounted to SEK 3,065 M (3,286), a decline of 7%. Operating profit for Forest Products declined 33% to SEK 1,986 M (2,976). Currency movements had a positive impact of 2% on Group operating profit.

Operating margin for the Group was 10.3% (11.5). The operating margin for Hygiene Products rose to 12% (11), but declined to 10% (11) for Packaging and to 15% (22) for Forest Products.

Despite higher average net debt as a result of acquisitions, financial items improved by SEK 379 M to an expense of SEK 1,023 M (expense: 1,402) as a result of significantly lower interest rates. Group earnings after financial items amounted to SEK 8,078 M (8,090).

Return on shareholders' equity was 12% (13), and return on capital employed 13% (14).

Comparison with the third quarter of 2002

Consolidated earnings per share increased marginally to SEK 6.33 (6.27). Operating profit for Hygiene Products declined 4%, while operating profit for Packaging, excluding non-recurring effects of SEK 88 M from the sale of Zewathener in the third quarter, rose 5%. Including the non-recurring entry, operating profit for Packaging declined 6%. The operating profit of Forest Products increased by 38%. Currency movements had only a marginal impact on Group operating profit.

In hygiene operations, a marginal decline in the operating profit of Consumer Products was attributable in part to lower volumes for feminine hygiene products. For institutional products operating profit was virtually unchanged compared with the preceding quarter. The Packaging business area's current operating profit rose as a result of price increases and company acquisitions; the increase was however offset by higher energy costs. The operating profit of Forest Products improved primarily as a result of higher volumes.

Group operating margin remained unchanged, compared with the third quarter, at 10.3%.

Financial items amounted to an expense of SEK 265 M (expense: 267).

Earnings analysis

SEK M	02:4	02:3[1]	02:2	02:1	0212[1]	0112
Hygiene Products	1,357	1,419	1,428	1,283	5,487	4,473
Packaging	786	839	702	738	3,065	3,286
Forest Products	560	406	488	532	1,986	2,976
Other	-108	-70	-63	-59	-300	-233
Operating profit, before goodwill amortization	**2,595**	2,594	2,555	2,494	**10,238**	10,502
Goodwill amortization	-277	-295	-291	-274	-1,137	-1,010
Operating profit	**2,318**	2,299	2,264	2,220	**9,101**	9,492
Financial items	-265	-267	-238	-253	-1,023	-1,402
Earnings after financial items	**2,053**	2,032	2,026	1,967	**8,078**	8,090
Tax	-574	-569	-608	-590	-2,341	-2,444
Minority interest	-11	-7	-14	-12	-44	-59
Net earnings	**1,468**	1,456	1,404	1,365	**5,693**	5,587
Earnings per share, SEK	6.33	6.27	6.05	5.89	24.54	24.05

[1] *Including the non-recurring effect of the sale of Zewathener, SEK 88 M.*

CASH FLOW

The operating cash surplus amounted to SEK 15,245 M (15,410), corresponding to 17% (19) of net sales. Net current capital expenditures during the period amounted to SEK 3,523 M (3,479), working capital rose by SEK 903 M (2,467). Operating cash flow amounted to SEK 12,421 M (14,206).

Tax payments increased to SEK 2,629 M (1,722) due to the utilization of most of the Group's deferred tax receivables in prior years. Consequently, free cash flow totaled SEK 9,485 M (12,021). Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 8,620 M (11,249), or SEK 37.12 (48.38) per share. The decline was thus attributable in part to higher tax payments and a much sharper decrease in working capital the preceding year. The changes in working capital in 2001 was exceptional as a result of specific capital rationalization measures undertaken in the newly acquired American operations and within the hygiene operations in Europe.

Company acquisitions amounted to a total of SEK 6,483 M (13,286), calculated on a debt-free base, of which SEK 4,368 M was attributable to the acquisition of the Italian tissue company, CartoInvest, and SEK 1,199 M to the packaging company Stabernack. Among other items, the balance, SEK 916 M, is attributable to the acquisition of protective packaging companies in North America, a packaging company in Spain and a tissue company in the UK. Divestments amounting to SEK 405 M (19) were attributable primarily to the sale of Zewathener and the Group's former "o.b." tampon operations. Strategic capital investments in plant and machinery amounted to SEK 3,397 M (2,236), of which the paper machine in Laakirchen, Austria, accounts for SEK 1,669 M.

Comparison with the third quarter of 2002

The operating cash surplus increased by SEK 269 M to SEK 3,964 M (3,695). However, cash flow from current operations declined by SEK 2,133 M (2,727), as a result of higher current capital expenditures.

Cash flow analysis

SEK M	02:4	02:3	02:2	02:1	0212	0112
Net sales	22,429	22,247	22,355	21,015	88,046	82,380
Operating cash surplus	3,964	3,695	3,823	3,763	15,245	15,410
% of net sales	*18*	*17*	*17*	*18*	*17*	*19*
Current capital expenditures, net	-1,360	-843	-771	-549	-3,523	-3,479
% of net sales	*6*	*4*	*3*	*3*	*4*	*4*
Changes in working capital	983	738	-151	-667	903	2,467
Other operating cash flow changes	-156	26	-104	30	-204	-192
Operating cash flow	**3,431**	3,616	2,797	2,577	**12,421**	14,206
Tax payment etc[1]	-912	-694	-591	-739	-2,936	-2,185
Free cash flow	**2,519**	2,922	2,206	1,838	**9,485**	12,021
Per share, SEK[2]	*10.86*	*12.58*	*9.50*	*7.91*	*40.85*	*51.70*
Interest payment after taxes	-386	-195	-31	-253	-865	-772
Cash flow from current operations	**2,133**	**2,727**	2,175	1,585	**8,620**	11,249
Per share, SEK[2]	*9.19*	*11.74*	*9.36*	*6.83*	*37.12*	*48.38*
Strategic investments and divestments	-1,973	-1,756	-539	-5,207	-9,475	-15,503
Cash flow before dividend	**160**	971	1,636	-3,622	**-855**	-4,254

[1] Tax attributable to operating profit.
[2] Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 10)

FINANCING

Net debt amounted to SEK 23,899 M (23,861), only a marginal increase since year-end 2001, despite significant acquisitions and strategic investments. The cash flow from current operations, SEK 8,620 M, and positive currency effects, SEK 3,032 M, reduced net debt. The acquisition of the Italian company, CartoInvest, and other strategic investments, SEK 9,475 M, as well as the dividend to shareholders, SEK 2,036 M, increased net debt. The change in the definition of net debt[1] resulted in an increase of SEK 184 M. The financing of the new paper machine in Laakirchen has been classified as a financial lease. In conjunction with the opening date of the lease in December, the value of the lease was included in strategic investments.

Consolidated shareholders' equity increased during the year by SEK 2,000 M to SEK 47,983 M, dividends amounted to SEK 2,036 M and the negative impact of currency movements on shareholders' equity amounted to SEK 1,779 M.

The debt/equity ratio amounted to 0.49 (0.51). The interest coverage multiple was 8.9 (6.8).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	02:4	02:3	02:2	02:1		0212	0112
Net sales	**11,240**	11,481	11,790	10,686		**45,197**	40,797
Operating surplus	**2,002**	2,051	2,054	1,859		**7,966**	6,632
Operating profit before goodwill amortization	**1,357**	1,419	1,428	1,283		**5,487**	4,473
Operating surplus margin, %	**18**	18	17	17		**18**	16
Operating margin, %	**12**	12	12	12		**12**	11
Volume growth, %							
Consumer Products	1.4[1]	-2.4[1]	17.9[1]	0.8[1]		13.6[2]	1.5[2]
AFH and Incontinence products	-2.9[1]	1.5[1]	4.7[1]	4.6[1]		16.1[2]	45.3[2]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also quarterly data on pages 18-20.

Net sales amounted to SEK 45,197 M (40,797), an increase of 11% compared with the preceding year. Most of the increase, 12 percentage points, was attributable to the CartoInvest tissue company that was acquired in 2002 and the fact that the acquisition of Georgia-Pacific's Away–From-Home (AFH) operations was not consolidated until the second quarter of 2001. Organic growth, primarily in incontinence operations, increased sales by 3%. Some raw materials-related price adjustments in tissue reduced net sales by 2%. Currency movements reduced sales by 2%.

Operating profit rose 23% to SEK 5,487 M (4,473). The increase was attributable to lower raw materials and manufacturing costs, higher volumes and acquired companies. The improvement was limited by lower prices. Currency movements had a positive impact of 4% on operating profit. All product segments reported improved operating profit, and the operating margin rose for the business area as a whole.

Operating profit in the fourth quarter amounting to SEK 1,357 M (1,419) was 4% lower than corresponding third-quarter profit, mainly as a result of lower volumes for feminine hygiene products. North American tissue operations (AFH) also reported lower operating profit in the fourth quarter due to reduced prices and lower volumes. Price increases implemented in the beginning of the third quarter have slowly eroded, and prices are now at a generally lower level. Currency movements had only a marginal impact on operating profit.

[1] *Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.*

Consumer Products

Operating profit from Consumer Products rose 24% to SEK 2,808 M (2,269) and the operating margin increased by 1 percentage point. Lower raw material and production costs and the acquisition of CartoInvest contributed to the profit improvement, which was offset by price pressure on tissue. Baby diapers continued to show higher volumes, while lower pulp costs and ongoing productivity improvements contributed to higher margins.

Compared with the third quarter of 2002, operating profit was down 8% to SEK 661 M (719). The decline in operating profit from consumer products was attributed mainly to lower volumes in Southern Europe in the feminine hygiene products segment and negative currency movements related primarily to operations in South and Central America. Despite tough competition and lower pulp prices, volumes and prices remained unchanged in the consumer tissue segment.

AFH and Incontinence products

Operating profit for AFH and incontinence products amounted to SEK 2,679 M (2,204), an increase of 22% compared with the corresponding period a year earlier. The improvement was attributable primarily to strong global volume growth in the incontinence segment and continued volume growth for AFH. Growth in the incontinence segment, which amounted to 11%, is driven by continued expansion, mainly for light incontinence products. Lower raw materials costs for incontinence operations and reduced production costs for AFH products in Europe also contributed to the profit improvement.

Compared with the third quarter of 2002, operating profit declined marginally to SEK 696 M (700). The earnings trend was affected by price increases for AFH in Europe. Due to intensified competition, however, the operating profit from AFH operations in North America was down marginally due to falling prices and lower volumes.

PACKAGING BUSINESS AREA

SEK M	02:4	02:3[3]	02:2	02:1		0212[3]	0112
Net sales	**7,940**	7,780	7,489	7,340		**30,549**	29,230
Operating surplus	**1,195**	1,240	1,081	1,130		**4,646**	4,846
Operating profit before goodwill amortization	**786**	839	702	738		**3,065**	3,286
Operating surplus margin, %[1]	**15**	16	14	15		**15**	17
Operating margin, %[1]	**10**	11	9	10		**10**	11
Production							
Liner products, kton	**618**	637	636	628		**2,519**	2,405
Deliveries							
Liner products, kton	**605**	610	660	628		**2,503**	2,410
Corrugated board, Mm[2]	**1,022[2]**	1,012[2]	1,007[2]	988[2]		**4,029[2]**	3,923[2]

[1] *Adjusted for external linerboard trading, the margin rises by about 2 percentage points.*
[2] *Volumes do not include volumes from protective packaging and other value-added segments.*
[3] *Including the non-recurring effect of the sale of Zewathener, SEK 88 M*

See also quarterly data on pages 18-20.

Net sales in 2002 amounted to SEK 30,549 M (29,230), an increase of 5%. The improvement was attributable primarily to the acquisitions of protective packaging companies in North America, the German packaging company Stabernack and Bertako of Spain, which altogether contributed 8%. In parallel, price and volume effects related to economic conditions reduced net sales by 3%. Currency movements had only a marginal effect on net sales.

Operating profit amounted to SEK 3,065 M (3,286), a decline of 7%. Operating profit was affected negatively by lower prices, mainly for industry-related packaging products. Protective packaging provided a positive effect, partly due to acquisitions. Lower energy costs were offset by higher recovered paper prices. Currency movements had only a marginal effect on operating profit.

Compared with the third quarter of 2002, operating profit declined 6% to SEK 786 M (839). Excluding the third-quarter capital gain amounting to SEK 88 M from the sale of Zewathener, however, the operating profit increased by 5%. Higher prices for corrugated board and the acquisitions of Stabernack and Bertako had favorable effects on operating profit, while rising energy prices had a negative effect. Protective packaging operations were weaker in the fourth quarter, compared with the third quarter, due partly to seasonal variations and negative currency movements.

FOREST PRODUCTS BUSINESS AREA

SEK M	02:4	02:3	02:2	02:1	0212	0112
Net sales	**3,603**	3,201	3,430	3,317	**13,551**	13,556
Operating surplus	**798**	677	748	786	**3,009**	4,111
Operating profit before goodwill amortization	**560**	406	488	532	**1,986**	2,976
Operating surplus margin, %	**22**	21	22	24	**22**	30
Operating margin, %	**16**	13	14	16	**15**	22
Production						
Publication papers, kton	**345**	304	306	294	**1,249**	1,248
Solid wood products, km^3	**196**	165	182	171	**714**	651
Deliveries						
Publication papers, kton	**354**	299	305	284	**1,242**	1,220
Solid wood products, km^3	**192**	173	190	165	**720**	656

See also additional information on pages 18-20.

Net sales for Forest Products remained at the same level as in the preceding year, amounting to SEK 13,551 M (13,556). The effect of lower paper prices was offset by somewhat higher volumes as a result of the new SC machine in Laakirchen, and by higher prices and volumes for solid-wood products. Currency movements had only a marginal effect on sales.

Operating profit amounted to SEK 1,986 M (2,976), a decline of 33%. Operating profit from publication paper operations was down as a result of lower prices and reduced deliveries of LWC paper. Pulp operations also showed a decline in operating profit due to lower prices. Currency movements had only a marginal effect on operating profit.

Compared with the third quarter of 2002, operating profit rose 38% as a result of higher volumes and thus improved capacity utilization.

Publication papers

Operating profit from publication paper operations totaled SEK 1,014 M (1,818), a decline of 44%. The sharp decline was due mainly to lower prices. The market for publication papers remained weak. Production curtailments were implemented during the period to adjust production levels to prevailing demand.

The improvement in operating profit during the fourth quarter, compared with the third quarter 2002, amounted to 68%. The increase was attributable primarily to improved capacity utilization and increased volumes for LWC paper, since third-quarter results were affected by rebuilding measures implemented on the LWC machines in Ortviken.

Pulp, timber and solid wood products

Operating profit amounted to SEK 972 M (1,158), a decline of 16% compared with the preceding year. The decline was due mainly to lower pulp prices, while solid-wood product operations improved operating profit as a result of higher capacity utilization and higher prices.

Compared with the third quarter, operating profit in the fourth quarter rose 13%, primarily as a result of a better yield from forestry operations and higher prices for solid-wood products.

GOODWILL

Consolidated goodwill amounted to SEK 16,093 M (16,149). Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 13 and 19.

Earnings excluding goodwill amortization

SEK M	02:4	02:3	02:2	02:1		0212	0112
Operating profit	2,595	2,594	2,555	2,494		10,238	10,502
Earnings after financial items	2,330	2,327	2,317	2,241		9,215	9,100
Net earnings	1,728	1,733	1,678	1,623		6,762	6,537
Earnings per share, SEK	7.45	7.47	7.23	7.00		29.15	28.14

PERSONNEL

The number of SCA Group employees at year-end 2002 was 43,916, compared with 41,989 at year-end 2001[2]. The increase was attributable to acquired companies.

DIVIDEND

A proposal has been submitted to increase the dividend by 10% to SEK 9.60 (8.75) per share, a total of SEK 2,212 M. Average annual dividend growth during the most recent five-year period, accordingly, amounts to 12%.

MARKET OUTLOOK

Demand for the Group's consumer-related products has remained favorable in the beginning of 2003, but consumer tissue is affected by continued strong competitive pressure. The situation is more difficult to assess for areas dependent on development in the industrial sector. It should be noted, however, that price levels for converted packaging materials are relatively stable and prices for recycled fiber are believed to have bottomed out. Substantial improvements in the European printing paper segment are contingent on a general improvement in advertising trends.

Continued recovery of Group operations in North America may be delayed by general economic concerns that prevail as a result of the crisis in the Middle East.

OTHER

SCA reports the Group's pension obligations in accordance with the IAS 19 international accounting recommendation. The recommendation's calculation and accounting methodology for defined-benefit pension plans is based on the premise that the long-term value of assets in the pension foundations correspond to the future pension obligations. This long-term approach is reflected in the foundations' investment strategy, whereby 59% of assets is invested in equities and 41% in fixed-income instruments.

In accordance with IAS 19, at year-end the actual market value of the assets is reconciled against the future actuarial value of the pension obligations, adjusted for future salary increases and discounted to current value. Accumulated actuarial gains and losses (for example, returns that deviate from the assumed returns), to the extent that combined they exceed 10% of the highest amount of the assets and obligations (the so-called corridor), shall be recognized in the income statement during the immediately following year, however, with such amount divided by the plan members' average remaining working time (in SCA's case about eleven years).

The value of the pension foundations' assets declined during 2002 by approximately SEK 2.1 billion, of which SEK 1.6 billion is attributable to the development of the stock market and the remainder to currency movements. Although offset by the same currency movements, reduced interest rates, and consequently lower discount rates, resulted in an increase in the present value of pension obligations by SEK 0.2 billion. Accordingly, the actuarial losses, which in accordance with the recommendation are outside the corridor, rose to SEK 3.5 billion. Combined, this means that the Group's total pension cost for 2003 will increase by about SEK 350 M to SEK 1.3 billion distributed equally through the year. However, of this amount calculated as above, about SEK 200 M does not have any cash effect since several pension plans based on local valuation rules are sufficiently financed.

---

[2] *Including SCA's share in joint-venture companies.*

In accordance with the guidelines in RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ) owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues for the period January-December 2002 amounted to SEK 90 M (73) and earnings before appropriations and taxes to SEK 970 M (1,457). Investments in property and plant during the period amounted to SEK 80 M (98). Liquid funds at the end of the period amounted to SEK 2 M (60).

Effective from the first quarterly report in 2003, SCA will report in accordance with the new RR25 accounting recommendation, "Reporting for segment – areas of operations and geographic areas." SCA's intention in this respect is to divide Hygiene operations into the following segments: (1) consumer tissue, (2) personal care[3] and (3) tissue for bulk consumers (AFH). Packaging and Forest Products will be reported as previously. In the Annual Report for 2003, assets and cash flow will also be reported for these segments. In accordance with the recommendation, the Group's sales, assets and investments will also be reported per region[4].

Company acquisitions during the year

Acquired company	Purchase price, SEK M[1]	Consolidation date
Polyfoam Packers	230	Feb 2002
Mid-Lands Chemical	175	Mar 2002
Cartolnvest	4,368	Apr 2002
AR Fegersheim	56	Apr 2002
Stabernack	1,199	Aug 2002
Bertako	160	Sep 2002
Packaging Resources	56	Sep 2002
Benedetti	135	Oct 2002

[1] *On a debt-free base.*

In January 2003, SCA sold its 19.3% minority interest in Metsä Tissue to M-Real, the company's main owner. The transaction released assets amounting to EUR 71 M, corresponding to about SEK 650 M. The shareholding has represented part of the Group's capital employed. As a result of the sale, SCA will report a capital gain of about SEK 50 M. SCA's profit in the first quarter of 2003 will be affected favorably by an additional amount of about SEK 150 M, attributable to the reversal of a provision allocated in the spring of 2001 to cover costs associated with the sale of the minority shareholding.

Pending the approval by appropriate competition authorities, SCA's previously announced acquisition of Scaninge's sawmills will be consolidated during the first quarter of 2003.

ANNUAL GENERAL MEEETING

The Annual General Meeting will be held on Thursday, 3 April 2003, at 3 p.m. at the Aula Magna, University of Stockholm. The proposed record date for dividend entitlement is Tuesday, 8 April. Payment through VPC is expected on Friday, 11 April. The 2002 Annual Report is expected to be released in mid-March 2003. Interim reports during 2003 will be released on 29 April, 25 July and 30 October.

NOMINATION COMMITTEE

The Nomination Committee, which is assigned the task of preparing a proposal regarding composition of the SCA Board of Directors and fee matters, includes Sverker Martin-Löf, SCA Board Chairman, Curt Källströmer, Handelsbankens Pensionsstiftelser, Tor Marthin, AMF Pension, Björn Lind, SEB Asset Management, and Thomas Halvorsen, Fjärde AP-fonden.

---

[3] *Personal care includes baby diapers, feminine hygiene products and incontinence products.*
[4] *Regions that will be reported are Europe, North America and the Rest of the World.*

SHARE DISTRIBUTION

02-12-31	Series A	Series B	Total
Registered number of shares	41,701,362	190,500,706	232,202,068
Of which treasury shares	-	(1,775,543)	(1,775,543)
Unconverted debenture loans	-	1,169,394	1,169,394
Outstanding warrants	-	1,740,693	1,740,693
Total after full conversion	**41,701,362**	**193,410,793**	**235,112,155**

During the fourth quarter, 194,525 A shares were converted to B shares. At the end of the quarter, consequently, the percentage of A shares had declined from 18.1% to 18.0%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.7%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 30 January 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been subject to examination by the auditors.

Copies of the Interim Report are available at SCA U.K. Holdings Limited, SCA Packaging House, 543, New Hythe Lane, Aylesford, Kent ME20 7PE, attention, Tony Staples, telephone +44 1622 883 025.

STATEMENT OF EARNINGS

	02:4	02:3	01:4	0212	0112
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	22,429	22,247	21,509	88,046	82,380
Operating expenses	-18,538	-18,346	-17,452	-72,712	-67,012
Operating surplus	**3,891**	3,901	4,057	**15,334**	15,368
Depreciation according to plan, properties and plant	-1,371	-1,350	-1,323	-5,314	-4,880
Goodwill amortization	-277	-295	-281	-1,137	-1,010
Share in earnings of associated companies	75	43	-1	218	14
Operating profit	**2,318**	2,299	2,452	**9,101**	9,492
Financial items	-265	-267	-340	-1,023	-1,402
Earnings after financial items	**2,053**	2,032	2,112	**8,078**	8,090
Income taxes	-574	-569	-650	-2,341	-2,444
Minority interest	-11	-7	-10	-44	-59
Net earnings	**1,468**	1,456	1,452	**5,693**	5,587
Earnings per share, SEK[1]					
- before dilution effects	**6.36**	6.32	6.30	**24.70**	24.18
- after dilution effects	**6.33**	6.27	6.26	**24.54**	24.05
Operating margin	**10%**	10%	11%	**10%**	12%
Return on shareholders' equity	**12%**	12%	13%	**12%**	13%
Return on capital employed	**13%**	13%	14%	**13%**	14%

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.

	02:4	02:3	01:4	0212	0112
Net earnings	1,468.0	1,456.0	1,452.0	5,693.0	5,587.0
Interest on convertible debentures	1.5	1.5	1.5	6.0	6 0
Adjusted net earnings	1,469.5	1,457.5	1,453.5	5,699.0	5,593.0
Average number of shares before dilution	230.4	230.4	231.1	230.4	231.1
Employee convertibles	1.2	1.2	1.2	1.2	1.2
Outstanding warrants	0.6	0.6	0.2	0.6	0.2
Average number of shares after dilution	232.2	232.2	232.5	232.2	232.5

STATEMENT OF EARNINGS

	02:4	02:3	01:4	0212	0112
	EUR M[3]	EUR M[3]	EUR M[3]	EUR M[1]	EUR M[2]
Net sales	2,469	2,412	2,329	9,617	8,919
Operating expenses	-2,041	-1,989	-1,890	-7,942	-7,255
Operating surplus	**428**	423	439	**1,675**	1,664
Depreciation according to plan, properties and plant	-150	-147	-143	-580	-528
Goodwill amortization	-30	-32	-31	-124	-110
Share in earnings of associated companies	8	5	0	24	2
Operating profit	**256**	249	265	**995**	1,028
Financial items	-29	-29	-37	-112	-152
Earnings after financial items	**227**	220	228	**883**	876
Income taxes	-64	-61	-70	-256	-265
Minority interest	-1	-1	-1	-5	-6
Net earnings	**162**	158	157	**622**	605

[1] *The average exchange rate of 9.16 was applied in translation to EUR.*
[2] *The average exchange rate of 9.24 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

Business areas

NET SALES
1 January–31 December

SEK M	2002	2001
Hygiene Products	**45,197**	40,797
Consumer products	23,291	20,954
AFH and Incontinence products	21,906	19,843
Packaging	**30,549**	29,230
Forest Products	**13,551**	13,556
Publication papers	7,157	7,850
Pulp, timber and solid wood products	6,394	5,706
Other operations	1,591	1,822
Intra-group deliveries	-2,842	-3,025
Total net sales	**88,046**	82,380

OPERATING SURPLUS
1 January–31 December

SEK M	2002	2001
Hygiene Products	**7,966**	6,632
Consumer products	4,220	3,445
AFH and Incontinence products	3,746	3,187
Packaging	**4,646**	4,846
Forest Products	**3,009**	4,111
Publication papers	1,806	2,585
Pulp, timber and solid wood products	1,203	1,526
Other operations	-287	-221
Total operating surplus	**15,334**	15,368

OPERATING PROFIT

1 January–31 December

SEK M	2002	2001
Hygiene Products	**5,487**	4,473
Consumer products	2,808	2,269
AFH and Incontinence products	2,679	2,204
Packaging	**3,065**	3,286
Forest Products	**1,986**	2,976
Publication papers	1,014	1,818
Pulp, timber and solid wood products	972	1,158
Other operations	-300	-233
Operating profit, before goodwill amortization	**10,238**	10,502
Goodwill amortization[1]	-1,137	-1,010
Total operating profit	**9,101**	9,492

[1] **Goodwill amortization:**	**2002**	2001
Hygiene Products	417	330
Packaging	379	342
Common	341	338
Group	**1,137**	1,010

OPERATING SURPLUS MARGIN

1 January–31 December

Percent	2002	2001
Hygiene Products	**18**	16
Consumer products	18	16
AFH and Incontinence products	17	16
Packaging	**15**	17
Forest Products	**22**	30
Publication papers	25	33
Pulp, timber and solid wood products	19	27

OPERATING MARGIN, excl. goodwill amortization

1 January–31 December

Percent	2002	2001
Hygiene Products	12	11
Consumer products	12	11
AFH and Incontinence products	12	11
Packaging	**10**	11
Forest Products	**15**	22
Publication papers	14	23
Pulp, timber and solid wood products	15	20

BALANCE SHEET	2002-12-31		2001-12-31	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	16,093	1,754	16,149	1,715
Other intangible assets	757	83	701	75
Tangible assets	58,612	6,389	56,980	6,052
Shares and participations	2,355	257	2,349	249
Long-term financial receivables[2]	3,478	379	3,888	413
Other long-term receivables	318	33	788	84
Operating receivables and inventories	24,765	2,700	23,338	2,479
Short-term investments	295	32	406	43
Cash and bank balances	2,531	276	2,189	232
Total assets	**109,204**	**11,903**	106,788	11,342
Equity, provisions and liabilities				
Shareholders' equity[3]	47,983	5,230	45,983	4,884
Minority interests	687	75	736	78
Provisions for pensions	2,596	283	2,598	276
Other provisions	12,215	1,330	12,272	1,303
Interest-bearing debt	27,498	2,998	27,746	2,947
Operating liabilities and other noninterest-bearing debt	18,225	1,987	17,453	1,854
Total equity, provisions and liabilities	**109,204**	**11,903**	106,788	11,342

[1] The closing date exchange rate of 9,17 (9,42) was applied in translation to EUR.

[2] Of which, pension assets:	*2,339*	*255*	*2,198*	*233*

[3] Additional information, change in shareholders' equity, SEK M.

	Jan–Dec 2002	Jan–Dec 2001
Shareholders' equity, 1 January	45,983	39,898
Adjusted for prior year's taxation of land	117	-
New stock issue	-	18
Sale / repurchasing of own shares	5	-18
Translation differences	-2,908	2,670
Exchange-rate differences on hedging instruments	1,129	-923
Revaluation reserve	-	557
Dividend	-2,036	-1,806
Net earnings for the period	5,693	5,587
Shareholders' equity, 31 December	47,983	45,983

Debt/equity ratio	**0.49**	0.51
Equity/assets	**45%**	44%

CASH FLOW ANALYSIS

1 January–31 December

SEK M	2002	2001
Operating cash surplus	15,245	15,410
Changes in working capital	903	2,467
Current capital expenditures, net	-3,523	-3,479
Other operating cash flow changes	-204	-192
Operating cash flow	**12,421**	14,206
Financial items	-1,023	-1,402
Income taxes paid	-2,629	-1,722
Other	-149	167
Cash flow from current operations	**8,620**	11,249
Strategic capital expenditures	-2,823	-1,469
Strategic structural expenditures	-574	-767
Company acquisitions	-6,483	-13,286
Divestments	405	19
Cash flow before dividend	**-855**	-4,254
Dividend	-2,036	-1,806
Cash flow after dividend	**-2,891**	-6,060
New stock issue	-	18
Sale / repurchasing of own shares	5	-18
Net cash flow[1]	**-2,886**	-6,060
Net debt at beginning of period	**-23,861**	-15,880
Net cash flow	-2,886	-6,060
Asset securitization	-	1,138
Effect of changed definition of net debt[2]	-184	-
Currency effects	3,032	-3,059
Net debt at end of period	-23,899	-23,861
Debt payment capacity	47%	51%

[1] *Additional information:*

Net cash flow	-2,886	-6,060
Change in interest-bearing debt	2,907	6,528
Change in cash and bank balances	**21**	468
Cash and bank balances at beginning of period	**2,189**	1,440
Change in cash and bank balances	21	468
Currency effects on cash and bank balances	321	281
Cash and bank balances at end of period	**2,531**	2,189

[2] *Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.*

Quarterly data

STATEMENT OF EARNINGS
Group

	2002				2001			
SEK M	IV	III	II	I	IV	III	II	I
Net sales	22,429	22,247	22,355	21,015	21,509	20,793	21,556	18,522
Operating surplus	3,891	3,901	3,821	3,721	4,057	3,905	3,947	3,459
Depreciation according to plan, properties and plant	-1,371	-1,350	-1,323	-1,270	-1,323	-1,260	-1,260	-1,037
Goodwill amortization	-277	-295	-291	-274	-281	-258	-266	-205
Share in earnings of associated companies	75	43	57	43	-1	3	16	-4
Operating profit	**2,318**	2,299	2,264	2,220	2,452	2,390	2,437	2,213
Financial items	-265	-267	-238	-253	-340	-392	-420	-250
Earnings after financial items	**2,053**	2,032	2,026	1,967	2,112	1,998	2,017	1,963
Income taxes	-574	-569	-608	-590	-650	-578	-591	-625
Minority interest	-11	-7	-14	-12	-10	-15	-19	-15
Net earnings	**1,468**	1,456	1,404	1,365	1,452	1,405	1,407	1,323
Earnings per share[1], SEK								
- before dilution effects	**6.36**	6.32	6.10	5.92	6.30	6.10	6.08	5.70
- after dilution effects	**6.33**	6.27	6.05	5.89	6.26	6.07	6.04	5.68

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.

Quarterly data

CASH FLOW ANALYSIS
Group

	2002				2001			
SEK M	IV	III	II	I	IV	III	II	I
Operating cash surplus	3,964	3,695	3,823	3,763	4,070	3,909	3,995	3,436
Changes in working capital	983	738	-151	-667	1,772	689	775	-769
Current capital expenditures, net	-1,360	-843	-771	-549	-1,130	-902	-949	-498
Other operating cash flow changes	-156	26	-104	30	-164	-5	51	-74
Operating cash flow	**3,431**	3,616	2,797	2,577	4,548	3,691	3,872	2,095
Financial items	-265	-267	-238	-253	-340	-392	-420	-250
Income taxes paid	-832	-614	-527	-656	-929	-425	-178	-190
Other	-201	-8	143	-83	255	17	115	-220
Cash flow from current operations	**2,133**	2,727	2,175	1,585	3,534	2,891	3,389	1,435
Strategic capital expenditures	-1,839	-327	-374	-283	-658	-257	-425	-129
Strategic structural expenditures	-153	-109	-188	-124	-286	-183	-250	-48
Company acquisitions	-17	-1,689	23	-4,800	-1,585	-110	-353	-11,238
Divestments	36	369	-	-	5	3	11	-
Cash flow before dividend	**160**	971	1,636	-3,622	1,010	2,344	2,372	-9,980
Dividend	-	-20	-2,016	-	-	-20	-1,786	-
Cash flow after dividend	**160**	951	-380	-3,622	1,010	2,324	586	-9,980
New stock issue	-	-	-	-	-	-	18	-
Sale / repurchasing of own shares	-	2	3	-	-	-	-18	-
Net cash flow	**160**	953	-377	-3,622	1,010	2,324	586	-9,980

Quarterly data Business areas

NET SALES

	2002				2001			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**11,240**	11,481	11,790	10,686	10,668	10,580	10,963	8,586
Consumer products	5,909	5,994	6,228	5,160	5,366	5,341	5,206	5,041
AFH and Incontinence products	5,331	5,487	5,562	5,526	5,302	5,239	5,757	3,545
Packaging	**7,940**	7,780	7,489	7,340	7,400	7,284	7,659	6,887
Forest Products	**3,603**	3,201	3,430	3,317	3,621	3,257	3,296	3,382
Publication papers	1,987	1,707	1,812	1,651	2,125	1,955	1,910	1,860
Pulp, timber and solid wood products	1,616	1,494	1,618	1,666	1,496	1,302	1,386	1,522
Other operations	284	463	461	383	538	429	430	425
Intra-Group deliveries	-638	-678	-815	-711	-718	-757	-792	-758
Total net sales	**22,429**	22,247	22,355	21,015	21,509	20,793	21,556	18,522

OPERATING SURPLUS

	2002				2001			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**2,002**	2,051	2,054	1,859	1,863	1,759	1,740	1,270
Consumer products	1,046	1,087	1,114	973	1,012	915	775	743
AFH and Incontinence products	956	964	940	886	851	844	965	527
Packaging	**1,195**	1,240	1,081	1,130	1,177	1,199	1,258	1,212
Forest Products	**798**	677	748	786	1,068	1,007	1,003	1,033
Publication papers	509	380	449	468	702	693	624	566
Pulp, timber and solid wood products	289	297	299	318	366	314	379	467
Other operations	-104	-67	-62	-54	-51	-60	-54	-56
Total operating surplus	**3,891**	3,901	3,821	3,721	4,057	3,905	3,947	3,459

Quarterly data Business Areas

OPERATING PROFIT

	2002				2001			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**1,357**	1,419	1,428	1,283	1,240	1,200	1,175	858
Consumer products	661	719	755	673	699	611	492	467
AFH and Incontinence products	696	700	673	610	541	589	683	391
Packaging	**786**	839	702	738	777	800	851	858
Forest Products	**560**	406	488	532	776	710	730	760
Publication papers	305	181	251	277	494	480	464	380
Pulp, timber and solid wood products	255	225	237	255	282	230	266	380
Other operations	-108	-70	-63	-59	-60	-62	-53	-58
Operating profit before goodwill amortization	**2,595**	2,594	2,555	2,494	2,733	2,648	2,703	2,418
Goodwill amortization[1]	-277	-295	-291	-274	-281	-258	-266	-205
Total operating profit	**2,318**	2,299	2,264	2,220	2,452	2,390	2,437	2,213

[1] **Goodwill amortization:**

Hygiene Products	100	109	110	98	104	84	87	55
Packaging	91	100	96	92	94	87	94	67
Common	86	86	85	84	83	87	85	83
Group	**277**	295	291	274	281	258	266	205

OPERATING SURPLUS MARGINS

	2002				2001			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**18**	18	17	17	17	17	16	15
Consumer products	18	18	18	19	19	17	15	15
AFH and Incontinence products	18	18	17	16	16	16	17	15
Packaging	**15**	16	14	15	16	16	16	18
Forest Products	**22**	21	22	24	29	31	30	31
Publication papers	26	22	25	28	33	35	33	30
Pulp, timber and solid wood products	18	20	18	19	24	24	27	31

OPERATING MARGINS, excluding goodwill amortization

	2002				2001			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**12**	12	12	12	12	11	11	10
Consumer products	11	12	12	13	13	11	9	9
AFH and Incontinence products	13	13	12	11	10	11	12	11
Packaging	**10**	11	9	10	11	11	11	13
Forest Products	**16**	13	14	16	21	22	22	22
Publication papers	15	11	14	17	23	25	24	20
Pulp, timber and solid wood products	16	15	15	15	19	18	19	25

Group data

MARGINS

1 January–31 December

Percent	2002	2001
Operating surplus margin	**17.4**	18.7
Operating margin, excl. goodwill amortization	**11.6**	12.7
Operating margin	**10.3**	11.5
Financial net margin	**-1.1**	-1.7
Profit margin	**9.2**	9.8
Tax and minority	**-2.7**	-3.0
Net margin	**6.5**	6.8

MARGINS–quarterly data

	2002				2001			
Percent	IV	III	II	I	IV	III	II	I
Operating surplus margin	**17.3**	17.5	17.1	17.7	18.9	18.8	18.3	18.7
Operating margin, excl. goodwill amortization	**11.6**	11.7	11.4	11.9	12.7	12.7	12.5	13.1
Operating margin	**10.3**	10.3	10.1	10.6	11.4	11.5	11.3	12.0
Financial net margin	**-1.1**	-1.2	-1.0	-1.2	-1.6	-1.9	-2.0	-1.4
Profit margin	**9.2**	9.1	9.1	9.4	9.8	9.6	9.3	10.6
Tax and minority	**-2.7**	-2.6	-2.8	-2.9	-3.0	-2.8	-2.8	-3.5
Net margin	**6.5**	6.5	6.3	6.5	6.8	6.8	6.5	7.1

FIVE-YEAR SUMMARY

Full year	2002	2001	2000[1]	1999[1]	1998[1]
Earnings after financial items, SEK M	8,078	8,090	9,327	5,521	5,169
Earnings per share, SEK	24.54	24.05	30.64	16.73	16.03
Earnings per share, before goodwill amortization, SEK	29.43	28.40	33.76	19.52	17.96
Debt/equity ratio, times	0.49	0.51	0.39	0.69	0.83
Return on capital employed, %	13	14	18	12	14
Return on shareholders' equity, %	12	13	20	12	13

[1] *Adjusted historically to reflect new issues.*